Exhibit 17.1
September 1, 2010
Board of Directors
American HomePatient, Inc.
Gentlemen:
     I hereby resign from my position as a member of the Board of Directors of American HomePatient, Inc., a Nevada corporation, effective upon your acceptance thereof.

Respectfully submitted,
/s/ Henry T. Blackstock
Henry T. Blackstock